Exhibit 4.82

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on June 30, 2025, regarding Preferencia Farm

Parties: Imobiliária Cajueiro Ltda., as seller, and Nelson Noboru Yabuta, Sérgio Satoshi Yabuta, Fabio Hideki Yabuta and Eduardo Massashi Yabuta, as buyers (the “Parties”).

Purpose: Private instrument among the Parties, dated June 30, 2025, for the sale of 17,799.0873 hectares of farmland in the Municipality of Baianópolis, in the State of Bahia (Sanconrado: 11,832.6779 hectares; Preferencia: 5,966.4094 hectares), at a total price of R$140 million. Closing to occur within 10 business days after conditions precedent are met, by public deed, with title secured by a fiduciary lien until full payment of the purchase price.